FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Quarter ended on September 30, 2002

VOTORANTIM CELULOSE e PAPEL S.A.

(Votorantim Pulp and Paper Inc.)
(Translation of registrant's name into English)

Alameda Santos, 1357-6(Degree) Floor
01419-908, Sao Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F
---

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X
     ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOTORANTIM CELULOSE e PAPEL S.A.
(Registrant)

Date: October 18, 2002

By: /s/ Valdir Roque            .
-----------------------------------
Name: Valdir Roque             .
Title: Chief Financial Officer

EXHIBIT INDEX

  Press release, dated October 16, 2002, issued by the Company announcing its Third Quarter 2002 Earnings results.

  Consolidated Interim Financial Information for the Three and Nine-month Periods Ended September 30, 2002 and 2001 and Report of Independent Accountants, dated October 16, 2002.

EXIHIBIT 1

Votorantim/Celulose e Papel

VCP Announces 3Q02 Earnings
Strong cash flow despite domestic
and international market turbulence

São Paulo, October 16, 2002 VOTORANTIM CELULOSE E PAPEL S.A. (VCP) (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced results for the third quarter of 2002. The Companys operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons provided in this release are with respect to the third quarter of 2001, unless otherwise indicated.

"Despite the seasonal increase in global market pulp inventories, particularly for softwood pulp due to the summer slow-down in the northern hemisphere, eucalyptus pulp (hardwood) prices remained stable at levels near historical averages throughout the quarter. External factors, exacerbated by corporate governance credibility issues among major companies and the threat of terrorism and war, further reduced investor appetite for emerging markets. In light of this risk aversion, the Brazilian economy continued to experience exchange rate fluctuations and financial market volatility with higher sovereign risk. Given this environment, VCP redirected part of its sales to export markets, enabling the Company to increase average prices in U.S. dollars by 1% and sales volume by 3% compared to 3Q01. Paper sales volume grew 8%, driven by 36% higher paper export volume. However, higher paper sales were partially offset by 6% lower pulp sales, as we conducted pre-startup tests throughout the Jacareí plant. We are in the final stages of the expansion program, and equipment testing reduced pulp production by 12,000 tons, which when combined with already reduced pulp inventories (due to annual maintenance stoppages in 2Q02), has resulted in a depleted pulp inventory. However, we expect that we will make up for this shortfall with the start-up of the new production capacity, expected for December 2002.

In 3Q02, net sales totaled US$154 million compared to US$156 million in 2Q02, and adjusted EBITDA(*) was US$64 million, 5% higher than in 2Q02, contributing to an adjusted EBITDA(*) margin of 42% compared to 39%. Net income in the third quarter was impacted by higher pulp prices and stronger export volumes, as well as equity income, increasing 17% to US$42 million compared to 2Q02" commented Raul Calfat, Votorantim Celulose e Papels CEO.

(*) adjusted for special and/or non-cash item

Main Financial Indicators

(In US$ millions)	3Q02	3Q01	3Q02/3Q01
Net Sales Revenue	154	148	4%
Domestic Sales	102	107	(5%)
Exports	52	40	30%
Operating Profit	44	46	(4%)
Net Income	42	47	(11%)
EBITDA	56	58	(3%)

Net revenue and sales volume

Net revenue in 3Q02 was 4% higher compared to 3Q01 driven by a 1% higher average selling price in U.S. dollars, with 3% higher overall sales volume. The 6% drop in pulp sales volume was totally offset by the 8% increase in paper sales volume. Compared with 2Q02 net sales revenue was practically unchanged, as the 6% increase in overall sales volume was offset by 7% lower average prices in U.S. dollar terms.

Revenues from the paper business decreased to 79% of total revenues, with pulp increasing to 21%, compared with 81% and 19%, respectively, in 3Q01. The higher proportion of pulp revenues can be attributed to higher average prices, despite lower sales volume. In 2Q02 the revenue breakdown for paper and pulp revenues was 82% and 18%, respectively, as pulp sales were lower due to maintenance stoppages. In volume terms, paper accounted for 66% of sales and pulp for 34%.

In overall volume terms, 60% of shipments were directed to the domestic market and 40% was exported in 3Q02, versus 61% and 39%, respectively, in 3Q01. Despite lower volumes available this quarter, VCP presented greater market and product allocation flexibility, increasing sales volume to export markets and capitalizing on currency devaluation opportunities to boost the Companys earnings.

[GRAPHIC OMITTED] [GRAPHIC OMITTED]

Pulp

Revenues from pulp sales grew 15% to US$33 million in 3Q02 compared to 3Q01. This can be explained by 23% higher average prices, despite a 6% decrease in sales volume to 77,633 tons. In comparison with 2Q02, revenues were 18% higher on 7% higher sales volume and 10% higher average prices.

International eucalyptus (hardwood) pulp prices were more stable during the quarter, averaging US$510 per ton in Europe and North America. However, NORSCAN inventories, which are made up mainly of long-fiber pulp, rose in July and August from 1.34 million to 1.61 million tons, falling back slightly in September to 1.60 million tons. This inventory trend is seasonal, and is a function of summer demand in the northern hemisphere. Inventory levels for hardwood pulp remain low; however, any movement upward in prices will be more dependent on demand levels in the major economic blocks as well as tighter discipline among long-fiber producers.

Domestic market Compared to 3Q01, domestic pulp sales volume was 16% lower due to plant stoppages associated with pre-startup testing for the new equipment and already low inventory levels. The average CIF price in the local market was US$ 401 per ton in 3Q02, versus US$ 353 per ton in 3Q01, reflecting the trend of higher prices.

Export Market Even with the same reasons cited for the decline in domestic market sales, pulp export sales volume was only 3% lower compared to 3Q01. Average prices were 26% higher in U.S. dollars.

[GRAPHIC OMITTED] [GRAPHIC OMITTED]

Paper

Revenues from paper sales grew 2% in 3Q02 to US$121 million compared to 3Q01. This increase can be explained by the 8% increase in sales volume, particularly export volume, which increased 36%, despite 6% lower selling prices in U.S. dollar terms. Sales volume in the quarter totaled 153,182 tons. In comparison with 2Q02, revenues decreased 5% due to 10% lower prices, despite 5% higher sales volume, particularly for coated papers, which increased 21%.

[GRAPHIC OMITTED]

Compared to 3Q01 the product mix consisted of a higher share of revenues from cut-size papers due to a 55% increase in export volumes, as the Companys market agility enabled it to take advantage of market opportunities. Printing and writing papers sold in rolls and sheets (uncut) accounted for a lower portion of revenues, as part of the production dedicated to these papers was shifted to higher value added papers during the period.

Compared to 3Q01, paper sales continued to be comprised of increasingly higher value-added products, with cut size volumes growing significantly while printing and writing papers sold in rolls and sheets were lower. The relative growth in cut size sales was driven completely by increased export sales. Coated paper sales also presented significant growth in the domestic market.

[GRAPHIC OMITTED]

Domestic Market - Compared to 3Q01, overall sales volume increased by 2%, as lower sales of printing and writing papers were fully offset by higher sales of value added papers. Volume growth was directed to export markets. Once again, we were able to raise average prices of paper in Reais, accumulating an average increase of more than 15% in the third quarter 2002 compared to the same period in 2001. Most papers that we sell are directly or indirectly impacted by currency devaluation, either because they are exportable products or because there was a reduction in equivalent imported products in the market.

Uncoated papers: Printing and Writing papers showed a slight volume reduction, as sales in this product segment were reduced in order to increase export sales of cut size. The shift to export segments reduced the availability for the domestic market where demand was driven mainly by the scholastic sector, generating average price increase of 18% in Reais as compared to 3Q01. For the Copymax line (cut size), sales volume remained stable compared to 3Q01, despite increasing prices by 20% in Reais.

Coated Papers: Compared to 3Q01, sales volume of coated papers was 13% higher, with 11% lower prices in U.S. dollars (10% higher in Reais). Compared to the 2Q02, sales volume grew 22%, with 16% lower prices in U.S. dollars (5% higher in Reais). A portion of this growth was the positive, but limited impact of the elections in Brazil.

Chemical Paper: There was continued volume growth in this segment. However, prices in U.S dollars did not keep up with the devaluation of the real, and revenues declined compared to 3Q01 and 2Q02. However, the higher exchange rate also inhibited importation of competing products. Domestic market sales volume was driven primarily by the banking sector, which is a major consumer of thermal paper.

Export market When compared to 3Q01, sales volumes were significantly higher, as the Company continued to direct much of its cut size paper to export markets. The additional paper volumes of export market came also from production and productivity increases in addition to a reduction in inventories. The average CIF export price per ton was US$ 790 in 3Q02, versus US$ 772 in 3Q01.

[GRAPHIC OMITTED] [GRAPHIC OMITTED]

Pulp Cash Cost

Pulp cash cost in 3Q02 was US$ 141/ton, 10% lower than 2Q02, mainly due to the currency devaluation, since most of our pulp costs are not linked to dollar. In comparison with 3Q01, pulp cash cost was 6% lower due to a weaker Real, despite the reduction in pulp volumes, which increased fixed per-unit cost as well as higher wood costs (in Reais) reflecting the increase in average distance from the forests to pulp plants.

[GRAPHIC OMITTED]

Operating results

Gross profit was US$ 72 million, 6% higher than in 3Q01, with a gross margin of 46% versus 46% in 3Q01 and 44% in 2Q02. The higher gross profit was mainly due to an improved paper sales mix with a greater percentage of exports, higher pulp prices and the positive impact of the currency devaluation, which contributed, in part, to higher margins. The average unit cost for products sold increased only 2% in U.S. dollar terms since the cited reasons for higher margins were offset also by a greater portion of value added products in the sales mix, with higher volumes of paper instead of pulp. In addition, the annual wage adjustment also contributed to 7% higher local labor costs as of October 2001, and prices of certain raw material inputs, particularly imported items, besides energy and fuel increased in Reais, also pressured by devaluation. The improved operating performance was also partially offset by the reduction in pulp production as a result of equipment testing downtime, which meant that fixed costs were diluted over a smaller production base, increasing average cost.

Selling expenses in 3Q02 increased US$3 million compared to 3Q01, accounting for 10% of net revenues compared to 8%. The impact of devaluation on expenses denominated in Reais was offset by an increase in freight and commissions costs as a result of higher export volume. In addition, US$2 million was recorded as a provision for doubtful accounts, in light of the difficult situation encountered in certain segments in the domestic market.

General and Administrative expenses represented 4.9% of revenues in 3Q02, compared to 5.4% in 3Q01 mainly due to the positive impact of currency devaluation, despite the effect of the salary increase implemented in October 2001 and non-recurring consulting fees incurred in 3Q02.

As a consequence, operating profit was US$44 million, 4% lower than the US$46 million of 3Q01, and almost unchanged from the US$43 million of 2Q02.

EBITDA totaled US$56 million in 3Q02, US$2 million below that of 3Q01 and US$1 million below that of 2Q02. EBITDA margin was 36% versus 40% in 3Q01 and 36% in 2Q02. It is important to mention that in U.S. GAAP both EBITDA and operating profit in 3Q02 were negatively impacted by US$8 million corresponding mainly to the non cash write off of obsolete equipment from Jacarei plant due to the pulp expansion project and an special allowance for contingencies, as follows:
IMPACT OF SPECIAL ITEMS ON EBITDA	3Q02	3Q01	3Q02 / 3Q01, %

EBITDA (US$ Million)	56	58	(3%)
As a % of Net Revenue	36%	40%	(10%)
(+) Allowance for contingencies	4	1	300%
(+) Write-off of Jacareí plant	4	1	300%

ADJUSTED EBITDA (US$ Million)	64	60	7%
As a % of Net Revenue	42%	41%	2%

Financial result

The Companys net indebtedness was US$ 520 million on September 30, 2002 and US$551 million on June 30, 2002. The lower net indebtedness at the close of 3Q02 compared to 2Q02 was mainly due to strong cash generation that fully offset the needs of financing capital expenditures during the period.

The financial expenses corresponding to the gross debt position remained relatively unchanged compared to 2Q02, since the reduction of gross debt was offset by a slightly higher interest rate. Financial income of US$17 million during 3Q02 was 19% lower than previous quarter due to the reduction in cash position, from US$ 556 million at the end of 2Q02 to US$ 508 million at the end of 3Q02 and due to exchange variation impact on financial revenues in Reais.

When compared to 3Q01, the US$2 million increase in financial income results mainly from higher invested cash and cash equivalents from US$ 358 million at the end of 3Q01 to US$ 508 million at the end of 3Q02. The US$11 million increase in financial expense is a result of a higher level of gross debt (from US$382 million at the end of 3Q01 to US$ 1,028 million at the end of 3Q02), partially offset by lower interest rates on existing loans.

As the close of 3Q02, gross debt fell to US$1,028 million from US$1,107 million in 2Q02. This change is due to a reduction level of trade finance loans and the comfortable cash position of VCP.

Foreign exchange losses, net

In order to hedge against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 3Q02, the net foreign exchange result, including fair value, was a loss of US$4 million against a foreign exchange gain of US$9 million in 3Q01. This variation of US$ 13 million is mainly explained by the fair value adjustment, reflecting the higher sovereign risk along the period, and the increase in foreign exchange losses. Compared to 2Q02, the total foreign exchange losses remained unchanged. Again, it is important to mention that this adjustment in accordance with FASB 133 does not impact the cash flow as it is just an accounting effect.
AMORTIZATION	2002	2003	2004	2005	2006	2007	2008	2009

(US$ million)	42	282	255	344	61	17	17	10

DEBT OBLIGATIONS (US$ million)	COST % per annum	06/30/2002	09/30/2002	% of total

- SHORT TERM		266	266	26%
Real denominated	TJLP + 3.0%	15	13	1%
Dollar denominated	US$ + 4.4% *	251	253	25%

- LONG TERM		841	762	74%
Real denominated	TJLP + 3.0%	110	93	9%
Dollar denominated	US$ + 5.0%*	731	669	65%
TOTAL DEBT		1,107	1,028	100%
(-) CASH POSITION		(556)	(508)	49%
NET DEBT		551	520	51%
* At September 30, 2002, the Libor rate was 1.83 per annum

Income Tax

Effective income tax in 3Q02 was US$10 million compared to US$15 million in 3Q01, due mainly to the substantially lower pre-tax income of US$37 million in 3Q02 compared to US$62 million in 3Q01. The effective tax rate increased from 24% to 27% mainly due to currency devaluation that increased financial revenue through exchange variation over assets and investment in foreign currency, such as long term swap transactions. However part of this tax increase is deferred and may be offset in the event that the Real appreciates against dollar.

Net Income

Net income in 3Q02 was US$42 million, 11% lower than the US$47 million of 3Q01, and 17% higher than the US$36 million in 2Q02.

Capital expenditures

The Company invested a total of US$66 million in 3Q02, of which US$46 million was allocated to industrial modernization projects (optimization and expansion of pulp production at Jacareí) and US$ 10 million in forestry (planting and managing forests).

INVESTMENTS (US$ million)	PORTION COMPLETED THROUGH 09/30/2002	PLANNED FOR 2002

Pulp Expansion Project (P.2000)	189	295
Modernization	15	38
Forestry Activities	27	39
Maintenance, T.I., others	18	63

TOTAL	249	435

Expenditures already realized or earmarked for the Pulp Expansion Project at Jacareí totaled US$406 million (total amount contracted with or without disbursement) as of September 30, 2002, out of a total estimated project budget of US$ 538 million.

Outlook

The Companys fundamentals continue to strengthen. VCP has achieved scale and productivity gains through implementation of modern technologies in its industrial plants and forest activities, self-sufficiency in wood, and a product mix that has allowed it to successfully capitalize on the diverse domestic and international market segments, as well as strong cash generation and a sound financial position. We continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus.

The 770 thousand ton-per-year pulp capacity expansion project under way, which will yield a 570 thousand ton-per-year net increase, is a very attractive investment not only in terms of return, but will also make VCP one of the worlds most modern pulp producers. When the project is finished, the oldest pulp line at the Jacareí plant will date from 1997. The industrial CAPEX, budgeted at US$ 520 million, represents an investment of US$ 675 per ton, which will significantly boost the Companys return on investment. Jacareí will be able to produce 1 million tons per year of pulp, making it one of the largest, most modern and competitive plants in the world. The pre-startup tests required for the plant to become operational, which resulted in a reduction of pulp sales during 3Q02, will ensure that the new line will start operations ahead of schedule in December 2002.

The markets have shown signs of improvement, with pulp prices reaching levels close to historical averages. The perpetuation of this recovery will depend upon the demand in the global economy, as well as additional consolidation and production discipline among the major pulp producers. The exchange rate volatility has been favorable for export volumes and revenues, without affecting financial expenses due to our hedging policy for foreign currency exposure.

Capital markets

The São Paulo Stock Exchange Index (Ibovespa) fell 23.0% in 3Q02 and 36% during the first nine months of 2002, during which the price of VCPs preferred shares increased 3%, and 36% in Reais, respectively. In 3Q02, there were 6,543 transactions, involving 1.9 billion preferred VCP shares, 16% higher than in 2Q02. Daily average trading volume in 3Q02 was R$ 2.9 million, 16% higher than in 2Q02.

During 3Q02, VCPs shares were traded on 100% of Bovespa sessions, and represented 37% of all transaction volume involving the Brazilian pulp and paper industry.

[GRAPHIC OMITTED]

The share price of VCPs Level III ADRs, which are traded on the NYSE, fell 26% in 3Q02, compared to a 32% decline in the Standard & Poors 500 Paper and Forest Products Index and a 18% decline in the Dow Jones Industrial Average. The average number of ADRs traded during 3Q02 on the NYSE was 63,000 ADRs/day, with a daily average of US$1 million.

During the first nine months of 2002, VCPs ADRs fell 21% against a 24% decline in the Dow Jones Industrial Average and a 25% decline in the Standard & Poors 500 Paper and Forest Products Index.

[GRAPHIC OMITTED]

VCPs earnings per share in 3Q02 were US$ 0.56 per ADR.

For statutory purposes, VCP also publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net loss reported according to this criterion in 3Q02 was 25 million in Reais. Attachment X shows a reconciliation of net income from Brazilian GAAP to US GAAP.

Statements included in this report, regarding the Companys business outlook and anticipated financial and operating results, regarding the Companys growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.

# # #

Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

Attachment I

PRODUCTS	MetricTons			Net revenue - US$			Variation %
	3Q 2002	3Q 2001	Variation	3Q 2002	3Q 2001	Variation	Tons	Revenue	Average Price
Paper
Domestic Sales
Printing & Writing	46,464	50,381	(3,917)	29,316	33,383	(4,067)	(7.8)	(12.2)	(4.8)
Cut Size	14,476	14,511	(35)	9,642	10,153	(511)	(0.2)	(5.0)	(4.8)
Carbonless/Thermal	14,500	13,556	944	19,566	20,134	(568)	7.0	(2.8)	(9.1)
Coated	35,965	31,811	4,154	27,510	27,306	204	13.1	0.7	(10.9)
Other Specialties	8,004	6,318	1,686	8,501	8,888	(387)	26.7	(4.4)	(24.5)
Total	119,409	116,577	2,832	94,535	99,864	(5,329)	2.4	(5.3)	(7.6)
Export Market
Printing & Writing	4,085	5,152	(1,067)	3,066	3,783	(717)	(20.7)	(19.0)	2.2
Cut Size	28,727	18,592	10,135	22,400	14,288	8,112	54.5	56.8	1.5
Carbonless/Thermal	637	126	511	923	189	734	-	-	-
Coated	324	955	(631)	294	900	(606)	(66.1)	(67.3)	(3.7)
Total	33,773	24,825	8,948	26,683	19,160	7,523	36.0	39.3	2.4
Total Paper	153,182	141,402	11,780	121,218	119,024	2,194	8.3	1.8	(6.0)
Pulp
Domestic Sales	17,925	21,215	(3,290)	7,183	7,490	(307)	(15.5)	(4.1)	13.5
Export Market	59,708	61,737	(2,029)	25,870	21,312	4,558	(3.3)	21.4	25.5
Total	77,633	82,952	(5,319)	33,053	28,802	4,251	(6.4)	14.8	22.6
Total Domestic Sales	137,334	137,792	(458)	101,718	107,354	(5,636)	(0.3)	(5.2)	(4.9)
Total Export Market	93,481	86,562	6,919	52,553	40,472	12,081	8.0	29.9	20.2
GRAN TOTAL	230,815	224,354	6,461	154,271	147,826	6,445	2.9	4.4	1.4

Attachment II

PRODUCTS	MetricTons			Net revenue - US$			Variation %
	3Q 2002	2Q 2002	Variation	3Q 2002	2Q 2002	Variation	Tons	Revenue	Average Price
Paper
Domestic Sales
Printing & Writing	46,464	39,641	6,823	29,316	29,203	113	17.2	0.4	(14.4)
Cut Size	14,476	13,834	642	9,642	10,087	(445)	4.6	(4.4)	(8.6)
Carbonless/Thermal	14,500	13,325	1,175	19,566	21,505	(1,939)	8.8	(9.0)	(16.4)
Coated	35,965	29,484	6,481	27,510	26,811	699	22.0	2.6	(15.9)
Other Specialties	8,004	8,140	(136)	8,501	9,236	(735)	(1.7)	(8.0)	(6.4)
Total	119,409	104,426	14,983	94,535	96,842	(2,307)	14.3	(2.4)	(14.6)

Export Market
Printing & Writing	4,085	8,209	(4,124)	3,066	5,862	(2,796)	(50.2)	(47.7)	5.1
Cut Size	28,727	32,070	(3,343)	22,400	24,202	(1,802)	(10.4)	(7.4)	3.3
Carbonless/Thermal	637	438	199	923	660	263	45.4	39.8	(3.8)
Coated	324	436	(112)	294	386	(92)	(25.7)	(23.8)	2.5
Total	33,773	41,153	(7,380)	26,683	31,110	(4,427)	(17.9)	(14.2)	4.5
Total Paper	153,182	145,579	7,603	121,218	127,952	(6,734)	5.2	(5.3)	(10.0)

Pulp
Domestic Sales	17,925	18,519	(594)	7,183	7,245	(62)	(3.2)	(0.9)	2.4
Export Market	59,708	54,043	5,665	25,870	20,736	5,134	10.5	24.8	12.9
Total	77,633	72,562	5,071	33,053	27,981	5,072	7.0	18.1	10.4

Total Domestic Sales	137,334	122,945	14,389	101,718	104,087	(2,369)	11.7	(2.3)	(12.5)
Total Export Market	93,481	95,196	(1,715)	52,553	51,846	707	(1.8)	1.4	3.2
GRAN TOTAL	230,815	218,141	12,674	154,271	155,933	(1,662)	5.8	(1.1)	(6.5)

Attachment III

Votorantim Celulose e Papel S.A
Consolidate Balance Sheet
(USGAAP - in million US dollars )
ASSETS	Sep 30,2002	Jun 30,2002
Current Assets	335	441
Cash and Cash Equivalents	91	110
Held-to-maturity investments	30	80
Unrealized gains from foreign currency and interest rate swaps	0	0
Trade Accounts Receivable	130	158
Inventories	42	55
Deferred Income Tax	24	18
Other	18	20

Property, Plant and Equipment - Net	770	1,018
Investment in Affiliates	223	211
Goodwill and other intangible assets	155	155

Other Assets	421	399
Held-to-maturity investments	283	296
Unrealized gains from foreign currency and interest rate swaps	104	71
Other	34	32
Total Assets	1,904	2,224

Liabilities and shareholders' equity	Sep 30,2002	Jun 30,2002
Current liabilities	329	348
Trade payables	37	51
Short-term debt	73	89
Current portion of long-term debt	192	177
Payroll and related charges	8	10
Income tax	5	7
Deferred Income Tax	0	0
Other	14	14
Long-term liabilities	829	903
Long-term debt,less current portion	763	841
Deferred Income Tax	53	50
Accrued liabilities, legal proceedings and other	13	12
Shareholders' equity	746	973
Preferred share, no par value, 56,000,000,000 shares	553	553
Common share, no par value, 28,000,000,000 shares	767	767
Additional paid in capital	24	24
Treasury stock at cost, 144.300.000 shares	-4	-4
Net unrealized gain on available-for-sale securities	-1	0
Appropriated retained earnings	13	27
Unappropriated retained earnings	654	598
Accumulated other comprehensive loss	-1260	-992
Total liabilities and shareholders' equity	1,904	2,224

Attachment IV
VOTORANTIM CELULOSE E PAPEL S.A .
CONSOLIDATED STATEMENTS OF INCOME
(US GAAP - in million U.S. dollars)
	3rd Q/2002		2nd Q/2002		3rd Q/2001
	US$	%	US$	%	US$	%
Net operating revenue	155	100.0	156	100.0	147	100.0
Domestic sales	102	65.8	104	66.8	107	72.8
Export sales	53	34.2	52	33.2	40	27.2
Operating cost and expenses	-111	-71.8	-113	-72.6	-101	-68.7
Cost of sales	-83	-53.8	-88	-56.6	-79	-53.7
Selling and marketing	-15	-10.0	-14	-8.9	-12	-8.2
General and administrative	-8	-4.9	-7	-4.6	-8	-5.4
Other operating expenses(income),net	-5	-3.2	-4	-2.4	-2	-1.4
Operating profit	44	28.2	43	27.4	46	31.3
Non-operating income (expense)	-7	-4.3	-2	-1.3	16	10.9
Financial income	17	10.9	21	13.5	15	10.2
Financial expense	-19	-12.1	-19	-12.2	-8	-5.4
Fair Value - Fasb 133	-1		-3
Foreign exchange losses, net	-4	-2.3	-1	-0.6	9	6.1
Income before taxes and equity loss of investees	37	23.9	41	26.2	62	42.2
Current and Deferred Income tax expense	-10	-6.2	-10	-6.4	-15	-10.2
Income before equity loss of investees	27	17.7	31	19.7	47	32.0
Equity loss investees	15	9.4	5	3.2	0	0.0
Net income	42	27.1	36	22.7	47	32.0
EBITDA *	56	36.4	57	36.4	58	39.5
Depreciation and Depletion	13	8.2	14	9.0	12	8.2
* EBITDA means earnings before interest, tax, depreciation and amortization

Basic earnings per 500 shares - in U.S. dollars
Preferred	0.59		0.50		0.65
Common	0.53		0.46		0.59

Total per 500 Shares	0.56		0.48		0.62

Basic earnings per 1000 shares - in U.S. dollars
Preferred	1.17		1.00		1.30
Common	1.06		0.91		1.18

Attachment V

VOTORANTIM CELULOSE E PAPEL S.A .
CONSOLIDATED STATEMENTS OF INCOME
(US GAAP - in million U.S. dollars)
	Nine Months, 2002		Nine Months, 2001
	US$	%	US$	%
Net operating revenue	464	100.0	491	100.0
Domestic sales	313	67.4	327	66.6
Export sales	151	32.6	164	33.4
Operating cost and expenses	-335	-72.2	-323	-65.7
Cost of sales	-257	-55.4	-256	-52.1
Selling and marketing	-43	-9.3	-41	-8.3
General and administrative	-22	-4.6	-23	-4.7
Other operating expenses(income),net	-13	-2.9	-3	-0.6
Operating profit	129	27.8	168	34.3
Non-operating income (expense)*	6	1.4	20	4.1
Financial income	60	12.9	52	10.6
Financial expense	-51	-11.0	-30	-6.1
Fair Value - Fasb 133	3
Foreign exchange losses, net	-3	-0.6	-2	-0.4
Income before taxes and cumulative effect of accounting change	135	29.2	188	38.3
Current and Deferred Income tax expense	-32	-6.9	-44	-9.0
Income before cumulative effect of accounting change	103	22.3	144	29.4
Equity income (loss) investees	19	4.1	0	0.0
Cumulative effect of accounting change	0	0.0	10	2.0
Net income	122	26.4	154	31.4
EBITDA *	170	36.6	208	42.3
Depreciation and Depletion	41	8.8	39	8.0
* EBITDA means earnings before interest, tax, depreciation and amortization

Basic earnings per 500 shares - in U.S. dollars
Preferred	1.69		2.13
Common	1.54		1.94

Basic earnings per 1000 shares - in U.S. dollars
Preferred	3.37		4.26
Common	3.07		3.87

Attachment VI

Votorantim Celulose e Papel S.A. Condensed Consolidated Statements of Cash Flow Expressed in million of U.S. dollars
Cash flows from operating activities
	3rd Quarter/02	3rd Quarter/01	2nd Quarter/02
Cash flows from operating activities
Net Income	42	47	36
Unrealized foreign exchange (gains) losses, net	4	-9	4
Equity income or loss of investees, less dividends	-17		4
Deferred income tax	6	3	4
Depreciation and depletion	13	12	14
Disposal of property, plant and equipment	6	3	4
Disposal of investee
Cumulative effect of accounting change	0		0

Changes in operating assets and liabilities:
Trade accounts receivable	27	13	7
Inventories	-2	-6	-3
Others assets	-14	36	-19
Liabilities	-26	20	5
Net cash provided by operating activities	39	119	56

Cash flows from investing activities

Held-to-maturity
Purchases		-101	-8
Sales	59
Acquisition of PP&E	-66	-85	-104
Proceeds from disposals of property, plant and equipment	0	0	0
Proceeds from sale of investee	0	0	0
Loans to related parties	0

Net cash used in investing activities	-7	-186	-112

Cash flows from financing activities

Short-term debt	-24	-17	2
Long-term debt
Issuances	85	39	479
Repayments	-93	-43	-422
Reserves Capital	0	0
Reserves Capital	1	0	-1
Dividends paid		0	-34
Net cash used in financing activities	-32	-21	24

Effect of exchange rate changes on cash and cash equivalents	-19	-29	-29

Net increase (decrease) in cash and cash equivalents	-19	-117	-61

Cash and cash equivalent at beginning of period	110	277	171

Cash and cash equivalent at end of period	91	160	110

Attachment VII
Consolidated Balance Sheet
Brazilian Corporate Law (Brazilian GAAP) - In million of Brazilian Reais
ASSETS	Sep 30, 2002	Jun 30, 2002	LIABILITIES AND SHAREHOLDERS EQUITY	Sep 30, 2002	Jun 30, 2002
Current assets:			Current liabilities:
Cash	19	65	Trade accounts payable	145	145
Financial investments	417	475	Loans	749	503
Unrealized gains from swap contracts	36	0	Income and Social Contribution Taxes	33	27
Trade accounts receivable	227	200	Payroll and related changes	33	28
Inventories	163	159	Dividends	0	0
Other	71	57	Other	37	34
Other			Other

Total current assets	933	956	Total current liabilities	997	737

Noncurrent assets:			Noncurrent liabilities:
Financial Investments	1,132	841	Loans	2,967	2,391
Unrealized gains from swap contracts	338	166	Deferred income and social contrib. taxes	203	134
Deferred income and social contribution taxes	93	55	Provision for tax, legal proceedings and other	51	32
Recoverable taxes	49	42
Loans to related parties	0	0
Other	80	47	Total noncurrent liabilities	3,221	2,557
Total noncurrent assets	1,692	1,151

Permanent assets:			Shareholders equity
Investments:	1,343	1,099	Capital	1,702	1,702
			Capital reserve	50	50
Property, plant and equipment	2,837	2,692	Revaluation reserves	39	40
Deferred charges	111	120	Treasury Stocks	-8	-8
			Retained Earnings	916	940
Total permanent assets	4,291	3,911	Total shareholders equity	2,699	2,724
Total assets	6,917	6,018	Total liabilities and shareholders equity	6,917	6,018

Attachment VIII

Consolidated Statements of Income
Brazilian Corporate Law (Brazilian GAAP) - In million of Brazilian Reais
	3rd Quarter/2002		2nd Quarter/2002		3rd Quarter/2001
	R$	%	R$	%	R$	%
Net Operating Revenue	493	100.0	398	100.0	384	100.0
Domestic Sales	329	66.7	268	67.4	281	73.2
Export Sales	164	33.3	130	32.6	103	26.8
				0.0		0.0
Cost of Sales	-258	-52.3	-231	-58.1	-209	-54.4
Gross Profit	235	47.7	167	41.9	175	45.6
Selling and Marketing	-49	-9.9	-35	-8.7	-31	-8.1
General and Administrative	-24	-4.9	-19	-4.8	-20	-5.2
Financial	10	2.0	6	1.4	8	2.1
Income	97	19.7	294	73.9	97	24.4
Expense	-11	-2.2	297	74.7	-11	-2.8
Foreign exchange losses, netl	0	0.0	0	0.0	0	0.0
Other Operating Income (Expense)	0	0.0	0	0.0	0	0.1
Operating Income	172	34.9	119	29.9	132	34.4
Nonoperating results, net	-19	-3.9	-17	-4.4	-14	-3.6
Income before income and social contrib. taxes	153	31.1	101	25.5	118	30.8
Income and social contrib. taxes	-47	-9.5	-28	-7.0	-25	-6.5
Income before statutory participation of employees	106	21.6	74	18.5	93	24.3
Statutory participation of employees	-2	-0.4	-2	-0.5	-2	-0.5
Reversal of interest on own capital		0.0		0.0		0.0
Net Income VCP before equity of investees	104	21.2	72	18.0	91	23.8
Equity Aracruz	-10	-2.0	-13	0	0	0
Equity Aracruz - Exchange variation	-119	-24.1	-25	0	0	0
Net Income	-25	-5.0	34	8.5	91	23.8
Income (loss) per 1,000 share lot (in R$)	-0.65		0.89		2.40
EBITDA*	206	41.8	157	39.5	163	42.5
Depreciation and Amortization	46	9.3	46	11.6	41	10.7

* EBITDA means earnings before interest, tax, depreciation and amortization. EBITDA was calculated in the same criteria of international concept

Attachment IX

Consolidated Statements of Income - Free Translation
Expressed in millions of Brazilian Reais
	3rd Q/02	3rd Q/01	2nd Q/02
Cash flows from operating activities

Net Income	-25	91	34

Adjustments to reconcile net income to cash provided by	291	188	479
operating activities:
Changes in operating assets and liabilities	-92	20	-48
Changes in operating liabilities

Net cash provided by operating activities	174	299	465

Net cash (used in) provided by investing activities	-496	-152	-569
Net cash used in financing activities	220	-71	219

Net increase (decrease) in cash and cash equivalents	-102	76	115

Cash and cash equivalents at beginning of period	540	721	1,266

Cash and cash equivalents at end of period	438	797	1,381

Attachment X

NET INCOME CONCILIATION
Brazilian GAAP to US GAAP
(in US$ million)
	3rd Qtr 02	3rd Qtr 01	Nine Months,2002	Nine Months,2001
	R$ US$	R$ US$	R$ US$	R$ US$
Net Income as per Brazilian GAAP	(25) (6)	91 34	89 23	280 105
Difference in property, plant and equipament	-2	3	7	13
Depreciation, depletion and amortization	-1	3	8	12
Write-off	-1	0	-1	1
Amortization of capitalized interest	0	0	-1	-1
Start up costs	-2	-1	-2	-2
Capitalized Interest	1	1	2	4
Elimination exchange variation capitalized	-13		-13	0
Amortization of good will in Celpav	1	2	7	10
Equity income (loss) investees	40		56	0
Fair Value - FASB 133 - Derivative	-2	5	1	10
Income Tax	4	-1	3	-7
Other adjustments (include translation effects)	21	4	39	22
Net Income as per USGAAP	42	47	122	154

Net Income as per Brazilian GAAP and the reconciling itens were translated into U.S. dollar at September 30, 2002 and period average exchange rate, respectively.

EXHIBIT 2

Votorantim Celulose e Papel S.A.

Consolidated Interim Financial Information

For the Three and Nine-month Periods
Ended September 30, 2002 and 2001 and Report of Independent Accountants

Report of Independent Accountants

October 16, 2002

To the Board of Directors and Shareholders

Votorantim Celulose e Papel S.A.

1 We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. (the "Company") and its subsidiaries as of September 30, 2002, and the related condensed consolidated statements of income and of cash flows for the periods of three and nine months then ended. This financial information is the responsibility of the

Company's management.

2 We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such opinion.

3 Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial information for it to be in conformity with U.S. generally accepted accounting principles.

4 The audit of the consolidated financial statements as of December 31, 2001, prepared in accordance with U.S. generally accepted accounting standards, was conducted by other accountants, who issued an unqualified opinion thereon dated January 28, 2002. These same accountants performed a review of the consolidated financial information as of September 30, 2001, and issued an unqualified report thereon dated October 10, 2001.

PricewaterhouseCoopers

Auditores Independentes

Votorantim Celulose e Papel S.A
Condensed Consolidated Interim Balance Sheet
Expressed in millions of United States dollars, except number of shares
-------------------------------------------------------------------------------------------------
	September 30,		December 31,
Assets	2002		2001
	(Unaudited	)

Current assets
Cash and cash equivalents	91		172
Held-to-maturity investments	30		87
Trade accounts receivable, net	130		171
Inventories	42		60
Deferred income tax	24		3
Other	18		15

	335		508

Investment in affiliates	223		216
Goodwill	155		155
Property, plant and equipment, net	770		1,100

Other assets
Held-to-maturity investments	283		277
Unrealized gains from foreign currency and interest rate swaps	104		41
Other	34		24

	421		342

Total assets	1,904		2,321
	September 30,	December 31,
Liabilities and shareholders' equity	2002	2001
	(Unaudited )

Current liabilities
Trade payables	37	57
Short-term debt	73	69
Current portion of long-term debt	192	389
Payroll, profit sharing and related charges	8	12
Income taxes	5	3
Dividends declared and payable		40
Other	14	14

	329	584

Long-term liabilities
Long-term debt	763	584
Deferred income tax	53	34
Accrued liabilities for legal proceedings	13	12

	829	630

Commitments and contingencies (Note 12)
Shareholders' equity
Preferred shares, no par value, 56,000,000,000 shares
Authorized, 17,182,209,232 shares issued	553	553
Common shares, no par value, 28,000,000,000 shares
Authorized, 21,140,490,321 shares issued	767	767
Additional paid in capital	24	23
Treasury shares, at cost, 2002 - 163,900,000 shares; 2001 - 235,400,000	(4)	(6)
Net unrealized loss in equity investee on available-for-sale securities	(1)
Accumulated other comprehensive deficit
Appropriated retained earnings	13	27
Unappropriated retained earnings	654	518
Cumulative translation adjustment	(1,260)	(775)

	746	1,107

Total liabilities and shareholders' equity	1,904	2,321

Votorantim Celulose e Papel S.A
Condensed Consolidated Interim Statement of Income
(Unaudited)
Expressed in millions of United States dollars, except number of shares
-------------------------------------------------------------------------------------------------
	Three-month period		Nine-month period
	ended September 30		Ended September 30

	2002	2001	2002	2001

Net operating revenue
(Net of sales taxes: three months ended September 2002
US$ 27, 2001 - US$ 24; nine months ended
September 2002 - US$ 79, 2001 - US$ 78)
Domestic sales	102	107	313	327
Export sales	53	40	151	164

	155	147	464	491

Operating costs and expenses
Cost of sales	83	79	257	256
Selling and marketing	15	12	43	41
General and administrative	8	8	22	23
Other operating expenses, net	5	2	13	3

	111	101	335	323

Operating profit	44	46	129	168

Non-operating income (expense)
Financial income	17	15	60	52
Financial expense	(19)	(8)	(51)	(30)
Foreign exchange gain (loss), net	(5)	9	(3)	(2)

	(7)	16	6	20

Income before taxes on income and cumulative effect
of accounting change and equity in affiliates	37	62	135	188
Current income tax expense	(4)	(12)	(17)	(37)
Deferred income tax expense	(6)	(3)	(15)	(7)

Income before cumulative effect of accounting
change and equity in affiliates	27	47	103	144
Equity income (loss) of investee	15		19
Cumulative effect of accounting change, net
of tax (Note 2d)				10

Net income	42	47	122	154

	Three-month period		Nine-month period
	ended September 30		Ended September 30

	2002	2001	2002	2001

Net income applicable to preferred stock	20	22	57	72
Net income applicable to common stock	22	25	65	82

Net income	42	47	122	154

Basic earnings per 500 shares - in U.S. dollars
Preferred	0.59	0.65	1.69	2.13
Common	0.53	0.59	1.54	1.94

Basic earnings per 1000 shares - in U.S. dollars
Preferred	1.17	1.30	3.37	4.26
Common	1.06	1.18	3.07	3.87

Weighted average number of shares outstanding (thousand)
Preferred	17,037,909	16,946,809	17,021,387	16,946,809
Common	21,140,490	21,140,490	21,140,490	21,140,490

Votorantim Celulose e Papel S.A
Condensed Consolidated Interim Statement of Cash Flow
(Unaudited)
Expressed in millions of United States dollars, except number of shares
	Three-month period		Nine-month period
	ended September 30		Ended September 30

	2002	2001	2002	2001

Cash flows from operating activities
Net income	42	47	122	154
Adjustments to reconcile net income to cash provided by
Unrealized foreign exchange (gains) losses, net	4	(9)	2	2
Equity gain of investees, net of dividends	(17)		(11)
Deferred income tax	6	3	15	7
Amortization, depreciation and depletion	13	12	41	39
Cumulative effect of accounting change				(10)
Loss on disposal of property, plant and equipment	6	3	14	5
(Increase) decrease in assets and liabilities
Trade accounts receivable	27	13	43	(6)
Inventories	(2)	(6)	(7)	(13)
Other assets	(14)	36	(38)	38
Liabilities	(26)	20	(29)	29

Net cash provided by operating activities	39	119	152	245

Cash flows from investing activities
Purchases/Maturities of held-to-maturity investments	59	(101)	43	(119)
Acquisition of property, plant and equipment	(66)	(85)	(249)	(206)

Net cash used in investing activities	(7)	(186)	(206)	(325)

Cash flows from financing activities
Short-term debt	(24)	(17)	(21)	3
Long-term debt
Issuances	85	39	941	67
Repayments	(93)	(43)	(867)	(185)
Sales of treasury shares			2
Dividends paid			(34)	(37)

Net cash provided by (used in) financing activities	(32)	(21)	21	(152)

Effect of exchange rate changes on cash and cash
equivalents	(19)	(29)	(48)	(97)

Net decrease in cash and cash equivalents	(19)	(117)	(81)	(329)

Cash and cash equivalents at beginning of period	110	277	172	489

Cash and cash equivalents at end of period	91	160	91	160

Votorantim Celulose e Papel S.A
Notes to the Condensed Consolidated Interim Financial Information
Expressed in millions of United States dollars, unless otherwise stated

  Our Business

Votorantim Celulose e Papel S.A. ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

2 Condensed Accounting Policies

(a) Basis of presentation and translation

Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and nine month periods ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Our balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to our consolidated financial statements for the year ended December 31, 2001.

In preparing consolidated financial statements, our management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the reporting period. Such estimates include the selection of useful lives of property, plant and equipment, provisions for contingent liabilities, and other similar evaluations. Actual results for future periods could differ from those estimates.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001, our 50 percent owned equity investee, Voto - Votorantim Overseas Trading Operations N.V. ("Voto") and, as from September 2002, our 50 percent owned equity investee St. Helen Holding II B.V. are accounted for on the equity method.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (September 30, 2002 R$ 3.8949: US$ 1.00; December 31, 2001 - R$ 2.3204: US$ 1.00), and all accounts in the statement of income and cash flows at the average rates of exchange in effect during the period (September 30, 2002 R$ 3.1233: US$ 1.00; September 30, 2001 - R$ 2.5489: US$ 1.00). The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity. Aracruz adopts the US dollar as its functional currency.

(b) Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 7, and US$ 5 in the three months ended September 30, 2002 and 2001, respectively, and US$ 21 and US$ 20 in the nine months ended September 30, 2002 and 2001, respectively.

(c) Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS 142 "Goodwill and Other Intangible Assets" and SFAS 144 "Accounting for the Impairment of Long-Lived Assets".

(d) Derivative financial instruments

As of January 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and its amendments.

As a result of adoption of SFAS 133, we recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of SFAS 133, we recognized our foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS 133, resulted in a cumulative effect of accounting change of US$ 14, net of applicable tax expense of US$ 5, which resulted in a gain in the consolidated statement of income for the nine months ended September 30, 2001.

(e) New US GAAP accounting pronouncement

The Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations", which will be effective for fiscal years beginning after June 15, 2002 addressing financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We do not expect any significant adjustments upon adoption of SFAS 143.

  Reclassifications

Certain reclassifications have been made on the information as of December 31, 2001 and the nine-month period ended September 30, 2001, in order to make it consistent with the presentation of the information as of and for the nine-month period ended September 30, 2002. There was no effect on net income and comprehensive income for 2001 as a result of the reclassifications.

3 Inventories
	September 30,	December 31,
	2002	2001
	(Unaudited)

Finished products	17	21
Work in process	4	5
Raw materials and supplies	17	30
Imports in transit and other	4	4

	42	60

4 Property, Plant and Equipment
	September 30,		December 31,
	2002		2001
	(Unaudited	)

Land	28		44
Buildings	56		97
Machinery, equipment and installations	446		766
Forests	106		210
Other	50		62
Construction in process	258		229
	944		1,408

Accumulated depreciation and depletion	(174)		(308)

	770		1,100

5 Income Taxes

Due to our enrollment in the Program of Tax Recovery (REFIS) we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pretax income. For 2002 and 2001 we elected to calculate and pay our income taxes based on the provisions of REFIS.
	September 30,	December 31,
	2002	2001
	(Unaudited )

Deferred tax assets
Tax loss carryforwards	21
Provision	3
Preoperating costs capitalized for tax and other		2
Other		1
Total deferred tax assets	24	3

Deferred tax liabilities
Foreign currency and interest swap contracts	(40)	(3)
Property, plant and equipment	(13)	(31)

	(53)	(34)

Net deferred tax liabilities	(29)	(31)

6 Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings. Historically, we have not incurred significant losses in connection with such recourse provisions.

7 Long-term Debt
	Interest rate at	September 30,		December 31,
	September 30, 2002 - %	2002		2001
		(Unaudited	)

In U.S. dollars
Syndicated bank Loan	LIBOR + 2	381		353
Export credits (Pre-Payment)	LIBOR + 1.4	151		151
Export credits (ACC)	LIBOR + 4.7	100		145
Import credits	LIBOR+ 1,4	13		18
International Finance Corporation - IFC	LIBOR + 2.1			1
Related Party
Voto loan	8.5	204		200
Votorantrade N.V. loan	4.9			11

In reais
Banco Nacional de Desenvolvimento Econômico
e Social BNDES	TJLP + 3.0	106		94
		955		973

Less: current portion		(192)		(389)

Long-term portion		763		584

Note: LIBOR = London Interbank Offered Rate. At September 30, 2002, the Libor rate was 1,83% per annum.

TJLP = "Taxa de Juros de Longo Prazo", a long-term interest rate reset quarterly by the Brazilian Central Bank. At September 30, 2002, the TJLP rate was 10% per annum.

In October 2001,our wholly-owned subsidiary VCP Exportadora e Participações S.A. through its wholly-owned subsidiary Newark Financial Inc, received a bridge financing for US$370 million to finance the acquisition of our stake in Aracruz. On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark, entered into a US$380 million credit agreement with ABN Amro Bank N.V., as administrative agent, The Bank of New York, as collateral agent, and a syndicate of banks. All of the proceeds from the credit agreement were advanced to Newark (US$304 million by VCP Trading and US$76 million by VCP North America)as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VCP Exportadora and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading or VCP North America with its respective customers for the sales of certain products.

As a guarantor under the credit agreement, we are subject to a number of material covenants including, among others:

limitations on our ability to incur debt;

limitations on the existence of liens on our properties;

limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arms-length transaction; and

maintenance of certain financial ratios.

As per the indenture of the Eurobond, issued by Voto on June 1997, our 50 percent affiliated company St. Helen Holding II B.V., located in Curaçao, exerted its call option and purchased the US$ 400 million bond. Funds used for the acquisition of these bonds were raised through a bank syndicated loan, maturing in 2005.

8 Related Parties

Balances and transactions with related parties are as follows:
	Nature and business purpose	September	December
	of transactions	30, 2002	31, 2001
		(Unaudited)
Cash, cash equivalents and held-to-	Surplus cash funds invested
maturity investments	with Group Financial
Votorantim Group company	institution
Banco Votorantim S.A.		316	354
Votorantim Finanças		27	38
Draft II Participações S/A		11	14

Trade accounts receivable	Sales to trading company
Votorantim Group company
Votorantrade N.V.		75	69

Unrealized gains from foreign currency	Arising from swap contract
and interest rate swaps	transactions in which the
Votorantim Group company	Group financial institution
Banco Votorantim S.A.	acts as counter-party	96	41

Long-term loans from related parties	Loans from related parties
Votorantim Group company
Voto-Votorantim Overseas Trading
Operations N.V.		204	200
Votorantrade N.V.			11
Parent of a significant shareholder
outside Votorantim Group
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES		105	94

9 Financial Instruments and Derivatives

The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At Septemebr 30, 2002 and December 31, 2001 the notional amounts of our outstanding foreign currency and interest rate swap contracts were US$ 255 and US$ 253, respectively, and their fair values were US$ 98 and US$ 32, respectively.

The carrying amounts and fair values of our financial instruments were as follows:

	September 30, 2002			December 31, 2001
		(Unaudited	)

	Carrying	Fair		Carrying	Fair
	amount	value		amount	value

Cash and cash equivalents	91	92		172	173
Held-to-maturity investments	313	317		364	368
Unrealized gains from foreign
currency and interest rate swaps	104	104		41	41
Short-term debt	73	73		69	69
Long-term debt	955	955		973	972

10 Segment Information
	Three-month period ended September 30
			(Unaudited		)

		2002		2001

	Pulp	Paper	Pulp	Paper

Revenues from external customers	33	121	29	118
Intersegment revenues	35		38
Segment profit	23	21	19	27

	Nine-month period ended September 30
			(Unaudited		)

		2002		2001

	Pulp	Paper	Pulp	Paper

Revenues from external customers	94	370	110	381
Intersegment revenues	122		139
Segment profit	66	63	102	66

At September 30, 2002 pulp and paper segment assets had decreased by US$ 222 and US$ 107, respectively, from amounts reported at December 31, 2001. During the nine month period ended September 30, 2002 the acquisitions of property, plant and equipment were US$ 238 pulp and US$ 24 paper.

A reconciliation of combined operating profit for our Pulp and Paper segments to USGAAP consolidated income before income tax and cumulative effect of accounting change is as follows:

	Three-month period		Nine-month period
	ended September 30		ended September 30
	(Unaudited		)	(Unaudited	)

	2002	2001		2002	2001

Total operating profit for reportable
segments	44	46		129	168
Financial income	17	15		60	52
Financial expenses	(19)	(8)		(51)	(30)
Foreign exchange losses, net	(5)	9		(3)	(2)

Income before income tax and
cumulative effect of accounting
change and equity in affiliates	37	62		135	188

11 Comprehensive Income (Loss)

Total comprehensive income (loss) is comprised of:
	Three-month period		Nine-month period
	ended September 30		ended September 30
	(Unaudited		)	(Unaudited		)

	2002	2001		2002	2001

Net income	42	47		122	154
Translation adjustments	(268)	(146)		(485)	(328)
Net unrealized loss in equity investee on available-for-sale securities	(1)			(1)

Comprehensive income (loss)	(227)	(99)		(364)	(174)

Translation adjustments resulted from the devaluation of the real in relation to the
U.S. dollar.

12 Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other noncurrent assets - other in our balance sheet) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

	September 30, 2002			December 31, 2001
		(Unaudited	)
Type of proceeding	Deposits	Provisions		Deposits	Provisions

Tax-related	3	7		2	4
Civil-related		2			4
Labor-related	2	4		2	4

	5	13		4	12

We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 10 to 15 years. The contractual obligations in connection with such contracts are approximately US$30 per year.

* * *